Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	March 1, 2013

Re:	Siemens Aktiengesellschaft

Form 20-F for the Fiscal Year Ended September 30, 2012

Filed November 28, 2012

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated February 15, 2013 to Mr. Joe Kaeser setting out two comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our response.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5: Operating and Financial Review and Prospects

Fiscal 2012 – Financial Summary, page 57

1.	We note that during fiscal year 2012 your profit was reduced by €347 million related to a change in your credit risk assessment related to Iran. We further note from your Form 6-K dated November 12, 2012 that you reduced your Oil & Gas revenues by €282 million related to your credit risk assessment in Iran. Please address the following:

•	Provide us with additional details regarding the significant reasons for the charge related to your credit risk assessment.

•	Quantify for us the amount of the charge by reportable segment and tell us the line item(s) where the charge was recorded in your financial statements.

•	Explain to us why your credit risk assessment resulted in a reduction to revenue and cite for us the authoritative literature upon which you are relying.

•	Clarify for us what you mean by the use of the term “project accounting” and tell us the relevant guidance under IFRS.

2.	As a related matter, we note from your earnings call on November 8, 2012, that you changed your method of accounting for Iranian contracts from percentage-of-completion to cash based accounting. Please tell us the specific facts and circumstances that led to your change in accounting method, including the date at which you determined the change to be appropriate, and how you measured and accounted for the change and why. Cite the accounting literature upon which you relied.

Response:

As previously disclosed, we conduct business with customers in Iran in line with group-wide policies designed to ensure compliance with applicable sanctions. Almost all contracts with customers in Iran are construction contracts, accounted for under IAS 11 (Construction Contracts), or service contracts, accounted for under IAS 18 (Revenue) with regard to rendering of services (IAS 18.20-28). We jointly refer to these principles as “project accounting” and apply the percentage-of-completion method for construction contracts as well as rendering of services.

In the fourth quarter of fiscal 2012, the overall economic situation in Iran worsened considerably, due to the sanctions that had been imposed by the U.S., the EU and other states, which led to a significant decrease in Iranian oil exports. Restrictions on monetary transactions with Iran were tightened by the U.S. and the political conflict with Iran grew even more acute. The reduction in oil exports, the restrictions on monetary transactions as well as the escalating political conflict resulted in a material devaluation of the Iranian Rial and a substantial increase in inflation during the fourth quarter of fiscal 2012, triggering an

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

economic crisis. Against this background we observed a worsening in the payment behavior of our Iranian customers during this quarter and a corresponding increase in overdue positions. As a result, we reassessed the collectability of future payments for outstanding deliverables under the contracts against the decreased creditworthiness of these customers. Based on this assessment, as of September 30, 2012, the probability of payment defaults for customers in Iran had become considerably more likely than not.

As of September 30, 2012, we reviewed the contracts with our Iranian customers against this observed payment behavior. The contracts with our Iranian customers include termination clauses for payment defaults and for force majeure after the contractually agreed grace period. In most cases, we assessed terminations for payment defaults as the most likely scenario, although in other cases we assessed terminations for force majeure as most likely.

Given our expectation that our contracts with Iranian customers accounted for using the percentage-of-completion method would be terminated, the outcome of these contracts could no longer be estimated reliably and, hence, the percentage-of-completion method as described in IAS 11.22 could no longer be applied (i.e. “termination accounting”). If the outcome of a construction contract cannot be estimated reliably, IAS 11.32 applies. According to IAS 11.32 (a), “revenue shall be recognised only to the extent of contract costs incurred that it is probable will be recoverable.” In case of a very weak creditworthiness of the customer, the recoverability of contract costs incurred is deemed to be probable only to the extent payment (cash) from the customer is actually received; we refer to this as “cash-based accounting”.

Due to the expected contract terminations, the scope of work to be performed, i.e. the outstanding contract deliverables, is reduced compared to the originally agreed-upon contract scope. As a result of the expected reduction in the total contract volume we were required to change our estimates of contract revenue and contract costs in the fourth quarter of fiscal 2012. IAS 11.38 requires accounting for changes in estimates in the current and subsequent periods based on the changed estimates of contract revenue and contract costs. The current estimate of contract revenue (IAS 11.11-15) changed significantly due to the change in contract volume. Estimated contract revenues were reduced by a larger amount compared to estimated contract costs in certain cases, e.g. if the contract costs could not be reduced significantly due to firm purchase orders for project-specific components placed with sub-suppliers. As a result of these changes revenue was reversed.

The effect was recorded in the following line items of the consolidated statements of income:

Line item	Impact in million €
Revenue	(389)
Cost of goods sold and services rendered	64

Gross profit	(325)

Marketing, selling and general administrative expenses	(3)
Other financial income (expense), net	(19)

Income from continuing operations before income taxes	(347)

The major portion of the reduction in revenue relates to the Oil & Gas Division. The positive effect in “Cost of goods sold and services rendered” is primarily due to the capitalization of costs incurred for materials made specially for the contracts as inventories. Due to the expected termination of contracts, it was determined that these materials would no longer be used in the context of our contracts with Iranian customers. As the materials were made specially for these contracts, the related costs had been included in contract costs in accordance with IAS 11.31 (a) and, thus, in cost of goods sold and services rendered. We assessed that these materials can be modified and can be used in satisfying other customer contracts.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Hence, as of September 30, 2012, the costs were capitalized as inventories on the level of the Oil & Gas Division. The impact on “Other financial income (expense), net” resulted primarily from valuation allowances on certain financial assets of Siemens’ regional company in Iran.

The following table shows the amount of charge by reportable segment:

Reportable segment	Amount of charge in million €
Energy	(327)
Infrastructure & Cities	(20)

Total	(347)

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 1, 2013

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/S/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz
Title: Corporate Vice President and Controller

/S/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann
Title: General Counsel Corporate & Finance

cc:	Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft